Filed by EQRx, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the Securities Exchange Act of 1934

Subject Company: EQRx, Inc.

Commission File No.: 001-40312

Date: August 16, 2023

This filing relates to the proposed transaction between Revolution Medicines, Inc. a Delaware corporation (“Revolution Medicines”), and EQRx, Inc., a Delaware corporation (“EQRx”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of July 31, 2023 (the “Merger Agreement”), by and among Revolution Medicines, EQRx, Equinox Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of Revolution Medicines (“Merger Sub I”), and Equinox Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of Revolution Medicines (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs” and each a “Merger Sub”).

On August 16, 2023, EQRx published the following communication:

Our Transaction with Revolution Medicines: Employee FAQ

Transaction Details

1.	Why did EQRx agree to this deal with Revolution Medicines?

Our Board of Directors and an independent transaction committee ran a thoughtful and thorough process to explore the best path forward for EQRx.

The transaction is expected to deliver value for stockholders while also making a meaningful impact for patients.

Revolution Medicines has the opportunity to address one of the largest areas of unmet need in oncology; our capital will enhance this important vision.

2.	What is Revolution Medicines?

Revolution Medicines is a clinical-stage precision oncology company focused on developing novel targeted therapies to inhibit frontier targets in RAS-addicted cancers.

The company has a portfolio of programs focused on defeating RAS-addicted cancers – 30% of all human cancers – in non-small cell lung cancer, pancreatic cancer and other areas with high unmet need.

You can learn more here: https://www.revmed.com/.

3.	When do you expect the deal to close? What are the procedural steps that need to happen in order for it to close?

We expect the deal to close in November 2023, subject to satisfaction of customary closing conditions, including approval by stockholders of both EQRx and Revolution Medicines.

Revolution Medicines will file a joint proxy statement and registration statement on Form S-4 with the SEC in the coming weeks. This document will include a preliminary joint proxy statement to be delivered to EQRx and Revolution Medicines stockholders. The joint proxy statement will contain additional information regarding the transaction.

4.	What happens between now and when the transaction closes?

Our employees remain critical to this process as we wind down involvement in our programs; however, we will continue to conduct phased reductions in our workforce (“RIFs”) as we wind down as further discussed below. Please see Question 10 for where to find information on potential roles at Revolution Medicines.

As with previous RIFs, we need those separating from the company to support transition-related activities in cooperation with their management prior to their date of separation.

We anticipate scheduling meetings with certain teams prior to closing to further discuss the wind-down and transition activities.

There will be certain activities prior to closing that will require Revolution Medicines’ consent, even if we as an independent company would have otherwise taken those actions in the ordinary course of business prior to signing the merger agreement. Please contact Dina Ciarimboli, Alyssa Minsky, or Christine Loggins with any specific questions.

5.	How long has this been going on and why were employees not previously told about the transaction with Revolution Medicines?

Given the deal involves two publicly-traded companies, we are required to follow strict securities and disclosure rules.

Unfortunately, this meant we could not disclose this information any earlier.

6.	What should I do if someone from the media or other outside parties asks about the transaction?

Please forward media inquiries to Brittany Rudolph for Company comment at brudolph@eqrx.com.

RIF

7.	What does the transaction with Revolution Medicines mean for EQRx employees? How will jobs be impacted?

A phased RIF will occur over the coming weeks and months. All EQRx employees are expected to be impacted. Please see Question 10 for where to find information on potential roles at Revolution Medicines.

8.	What is my personal exit date? How will I know which RIF wave I will be a part of?

A phased company-wide RIF will occur this fall, with the expectation that the first wave will be in early September.

The second wave is expected to follow in October, third wave in November and a final group will remain until the transition process is complete, which is expected to occur in late 2023 or early 2024. You will be notified of your anticipated separation date by the People Team no later than August 10th. Please see Question 10 for information on roles at Revolution Medicines.

9.	Will we be considered for roles at Revolution Medicines? Are they hiring?

Revolution Medicines may make offers to retain some individuals after closing in specific roles or with specific skillsets. We likely won’t know details until shortly before the closing and will inform those employees as soon as we can and will facilitate discussions between Revolution Medicines and any employee who has been identified as a potential candidate.

If there is a Revolution Medicines role posted that interests you, please reach out to Stephen Repucci directly regarding the recommended process to apply.

10.	What will the separation package be?

We understand the personal impact on you and your families; in anticipation of the transaction, we adopted the EQRx Employee Severance Policy and, all EQRx-ers who are below the level of Senior Vice President will be eligible for a separation package under the EQRx Employee Severance Policy (including any individuals who are offered a position with Revolution Medicines after closing). EQRx-ers at or above the level of Senior Vice President are covered by the EQRx Severance and Change in Control policy.

For planning purposes, please see the Separation Pay chart below that summarizes the severance amounts under the EQRx Employee Severance Policy. Additional details can be found in the EQRx Employee Severance Policy and will be shared in your individual separation package and a forthcoming Separation FAQ.

Level	Severance Amount

• Associate Director and below	• 12 weeks of base salary plus 2 weeks of base salary for each full year of employment

• Director and Senior Director	• 16 weeks of base salary plus 2 weeks of base salary for each full year of employment

• Vice President	• 20 weeks of base salary plus 2 weeks of base salary for each full year of employment

Separation benefits include 6 months of COBRA coverage as well as outplacement support. Details of separation packages will be provided via email from the People Team and will be subject to you remaining eligible under the terms of the EQRx Severance Policy and entering into and complying with a separation agreement with EQRx that includes, among other provisions, a general release of claims.

11.	How will my equity awards in the company be treated (options and RSUs/RSAs)?

All time-based equity awards will accelerate and vest at the closing of the transaction for employees who remain employed through such date or become entitled to severance prior to closing.

Further, at closing, each “in-the-money” stock option, restricted stock award and restricted stock unit award will be automatically converted into shares of common stock of Revolution Medicines. In the coming weeks, we will also provide you with additional details around how such employee equity awards will be converted at closing, what will be considered an “in-the-money” stock option under the merger agreement, and the stock option exercise deadline (after which time, the ability to exercise stock options will be frozen in preparation for closing of the transaction).

A stock option that is not “in-the-money” will be terminated for no consideration.

As always, we also encourage you to speak with your financial and tax advisors regarding any decisions regarding your equity awards.

Deeper-dive sessions are being scheduled in the coming weeks on what to expect as part of the separation and how equity awards will be treated. The first session has been scheduled for Monday, August 14th.

12.	What about the 2022 / 2023 retention awards? [Note: not applicable to all employees]

If you received a cash retention award, this award will be accelerated and paid to you on the earlier of (i) for each employee who remains employed through the closing date, as soon as practicable following the closing date, or (ii) for employees with a separation date prior to the closing date, on the first practicable payroll date following their separation date, in each case, subject to your timely entry into and compliance with a separation agreement that includes, among other provisions, a general release of claims.

If you received an equity retention award, your award will vest and be accelerated on the closing date. If your employment is terminated without cause prior to the closing date, you will still be entitled to your equity award if the transaction is completed, but vesting and acceleration will take place on the closing date, subject to your timely entry into and compliance with a separation agreement that includes, among other provisions, a general release of claims.

13.	What about 2023 annual bonuses?

The company intends to pay pro-rated 2023 annual bonuses on the earlier of the closing date or December 22, 2023.

Subject to the timely entry into and compliance with a separation agreement that includes, among other provisions, a general release of claims, each person who remains employed through December 22, 2023 (or if they are terminated without Cause (as defined in the EQRx Employee Severance Policy) on an earlier date, their separation date) will receive a pro-rated 2023 annual bonus equal to their 2023 target annual bonus (pro-rated based on the closing date).

14.	Can we trade/sell our company stock or vested shares before the close?

Trading will continue to be subject to our insider trading policy through the closing, and the trading window will remain closed until further notice.

Exercising options through payment of the exercise price in cash will be available until the date that is 10 business days prior to our scheduled special meeting of the stockholders to vote on the transaction. We will communicate any changes in guidance as we know it.

Please contact the People Team with questions.

15.	If there may be no job for me after this deal closes and we are shutting down all programs – why should I stay until then?

Our employees remain critical to this process as we wind down involvement in our programs. Your severance is conditioned on your cooperation and professionalism through your designated separation date. To be clear, if you resign prior to your designated separation date, you will not be eligible for the severance.

We will be in touch regarding more of those details soon.

16.	If I want to leave as part of an earlier wave, will this be considered?

A thoughtful assessment is being conducted; if you are asked to stay past the first wave, it’s because we believe we need your help with the wind-down activities and/or to take us through deal closure. Our employees remain critical to this process as we wind down involvement in our programs.

Wind-Down of Programs

17.	Is Revolution Medicines going to advance any of our programs such as lerociclib, aumolertinib, or our Rx Creation programs?

No. Revolution Medicines will continue to prioritize and focus resources on drugs targeting RAS-addicted cancers; they do not intend to advance EQRx’s portfolio.

We have commenced a process to wind down our involvement in all of our programs.

18.	What does “wind down” our programs mean?

The wind down process may involve terminating our license agreements, as well as opting out of or terminating our discovery collaboration agreements.

Our partners will independently decide whether to continue the development of the programs.

Additionally, in light of the wind-down of our programs and further RIFs, we will terminate many of our vendor and related contracts. Please reach out to Mark Hervey with questions on this process.

19.	What happens to those of us in the I&I subsidiary?

The Board’s rigorous process included reviewing the I&I programs and considering alternatives for them.

The determination was made that the Revolution Medicines transaction and their programs represent the best option and, as such, we want to ensure that investment into those programs gets prioritized.

As a result, we have commenced a process to wind down any programs that are not key to Revolution Medicines programs.

20.	What is required if I plan to prepare an interview presentation that includes work I have done at EQRx?

If your presentation will include work you conducted at EQRx, you must do so without including target information, indication, or drug specific information.

For example, you could describe using a model-based approach to estimate inhibition of a pathway being targeted at various potential drug half-lives, without disclosing the drug target or disease indication.

Proprietary and non-public information must not be included.

Reviews and approvals of any interview presentation are required by your SLT/ET member and Christie Camelio prior to your last day.

Once approved, you can email the presentation to your personal email with a note that says, “Approved by EQRx for personal use.”

21.	Does this mean there will be no “summer slowdown week” this year?

Due to wind-down activities that are required leading up to deal close, we will not have a summer slowdown week.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of federal securities laws, including the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based upon current plans, estimates and expectations of management of Revolution Medicines, Inc. (“Revolution Medicines”) and EQRx, Inc. (“EQRx”) in light of historical results and trends, current conditions and potential future developments, and are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “continue,” “target,” “contemplate,” “estimate,” “forecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including express or implied statements regarding the proposed transaction; the conversion of equity interests contemplated by the Merger Agreement; the issuance of common stock of Revolution Medicines contemplated by the Merger Agreement; the expected filing by Revolution Medicines of a registration statement and Joint Proxy Statement/Prospectus to be included therein; the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from Revolution Medicines’ and EQRx’s plans, estimates or expectations described in such forward-looking statements could include, but are not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect Revolution Medicines’ and EQRx’s businesses and the price of their respective securities; (ii) uncertainties as to the timing of the consummation of the proposed transaction; (iii) the potential failure to receive, on a timely basis or otherwise, the required approvals of the proposed transaction, including stockholder approvals by both Revolution Medicines’ stockholders and EQRx’s stockholders, and the potential failure to satisfy the other conditions to the consummation of the transaction; (iv) that the proposed transaction may involve unexpected costs, liabilities or delays; (v) the effect of the announcement, pendency or completion of the proposed transaction on each of Revolution Medicines’ or EQRx’s ability to attract, motivate, retain and hire key personnel and maintain relationships with customers, distributors, suppliers and others with whom Revolution Medicines or EQRx does business, or on Revolution Medicines’ or EQRx’s operating results and business generally; (vi) that the proposed transaction may divert management’s attention from each of Revolution Medicines’ and EQRx’s ongoing business operations; (vii) the risk of any legal proceedings related to the proposed transaction or otherwise, or the impact of the proposed transaction thereupon, including resulting expense or delay; (viii) that Revolution Medicines or EQRx may be adversely affected by other economic, business and/or competitive factors; (ix) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement relating to the proposed transaction, including in circumstances which would require Revolution Medicines or EQRx to pay a termination fee; (x) the risk that restrictions during the pendency of the proposed transaction may impact Revolution Medicines’ or EQRx’s ability to pursue certain business opportunities or strategic transactions; (xi) the risk that Revolution Medicines or EQRx may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or that required governmental and regulatory approvals may delay the consummation of the proposed transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xii) the risk that the anticipated benefits of the proposed transaction may otherwise not be fully realized or may take longer to realize than expected; (xiii) the impact of legislative, regulatory, economic, competitive and technological changes; (xiv) risks relating to the value of Revolution Medicines securities to be issued in the proposed transaction; (xv) the risk that integration of the proposed transaction post-closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects expected from the transaction; (xvi) the effect of the announcement, pendency or completion of the proposed transaction on the market price of the common stock of each of Revolution Medicines and the common stock and publicly traded warrants of EQRx; (xvii) the implementation of each of Revolution Medicines’ and EQRx’s business model and strategic plans for product candidates and pipeline, and challenges inherent in developing, commercializing, manufacturing, launching, marketing and selling potential existing and new products; (xviii) the scope, progress, results and costs of developing Revolution Medicines’ and EQRx’s product candidates and any future product candidates, including conducting preclinical studies and clinical trials, and otherwise related to the research and development of Revolution Medicines’ and EQRx’s pipeline; (xix) the timing and costs involved in obtaining and maintaining regulatory approval for Revolution Medicines’ and EQRx’s current or future product candidates, and any related restrictions, limitations and/or warnings in the label of an approved product; (xx) the market for, adoption (including rate and degree of market acceptance) and pricing and reimbursement of Revolution Medicines’ and EQRx’s product candidates and their respective abilities to compete with therapies and procedures that are rapidly growing and evolving; (xxi) uncertainties in contractual relationships, including collaborations, partnerships, licensing or other arrangements and the performance of third-party suppliers and manufacturers; (xxii) the ability of each of Revolution Medicines and EQRx to establish and maintain intellectual property protection for products or avoid or defend claims of infringement; (xxiii) exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market price of each of Revolution Medicines’ and EQRx’s traded securities; (xxiv) risks relating to competition within the industry in which each of Revolution Medicines and EQRx operate; (xxv) the unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities; (xxvi) whether the termination of EQRx’s license agreements and/or discovery collaboration agreements may impact its or Revolution Medicines’ ability to license in additional programs in the future and the risk of delays or unforeseen costs in terminating such arrangements; (xxvii) risks that restructuring costs and charges may be greater than anticipated or incurred in different periods than anticipated; (xxviii) the risk that EQRx’s restructuring efforts may adversely affect its programs and its ability to recruit and retain skilled and motivated personnel, and may be distracting to employees and management; and (xxix) the risk that EQRx’s restructuring or wind-down efforts may negatively impact its business operations and reputation with or ability to serve counterparties or may take longer to realize than expected, as well as each of Revolution Medicines’ and EQRx’s response to any of the aforementioned factors. Additional factors that may affect the future results of Revolution Medicines and EQRx are set forth in their respective filings with the U.S. Securities and Exchange Commission (the “SEC”), including each of Revolution Medicines’ and EQRx’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Item 1A of Revolution Medicines’ Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 under the heading “Risk Factors,” and Item 1A of each of EQRx’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 under the headings “Risk Factors.” The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning Revolution Medicines and EQRx and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Readers should also carefully review the risk factors described in other documents that Revolution Medicines and EQRx file from time to time with the SEC. Except as required by law, each of Revolution Medicines and EQRx assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

Additional Information and Where to Find It

In connection with the proposed transaction, Revolution Medicines and EQRx plan to file with the SEC and mail or otherwise provide to their respective security holders a joint proxy statement/prospectus regarding the proposed transaction (as amended or supplemented from time to time, the “Joint Proxy Statement/Prospectus”). INVESTORS AND REVOLUTION MEDICINES’ AND EQRX’S RESPECTIVE SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF REVOLUTION MEDICINES AND EQRX WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION.

Revolution Medicines’ investors and security holders may obtain a free copy of the Joint Proxy Statement/Prospectus and other documents that Revolution Medicines files with the SEC (when available) from the SEC’s website at www.sec.gov and Revolution Medicines’ website at ir.revmed.com. In addition, the Joint Proxy Statement/Prospectus and other documents filed by Revolution Medicines with the SEC (when available) may be obtained from Revolution Medicines free of charge by directing a request to Eric Bonach, H/Advisors Abernathy at eric.bonach@h-advisors.global.

EQRx’s investors and security holders may obtain a free copy of the Joint Proxy Statement/Prospectus and other documents that EQRx files with the SEC (when available) from the SEC’s website at www.sec.gov and EQRx’s website at investors.eqrx.com. In addition, the Joint Proxy Statement/Prospectus and other documents filed by EQRx with the SEC (when available) may be obtained from EQRx free of charge by directing a request to EQRx’s Investor Relations at investors@eqrx.com.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Revolution Medicines, EQRx and their respective directors, executive officers, other members of management, certain employees and other persons may be deemed to be participants in the solicitation of proxies from the security holders of Revolution Medicines and EQRx in connection with the proposed transaction. Security holders may obtain information regarding the names, affiliations and interests of Revolution Medicines’ directors and executive officers in Revolution Medicines’ Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 27, 2023, and Revolution Medicines’ definitive proxy statement on Schedule 14A for its 2023 annual meeting of stockholders, which was filed with the SEC on April 26, 2023. To the extent holdings of Revolution Medicines’ securities by Revolution Medicines’ directors and executive officers have changed since the amounts set forth in such proxy statement, such changes have been or will be reflected on subsequent Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Security holders may obtain information regarding the names, affiliations and interests of EQRx’s directors and executive officers in EQRx’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 23, 2023, and in certain of EQRx’s Current Reports on Form 8-K. To the extent holdings of EQRx’s securities by EQRx’s directors and executive officers have changed since the amounts set forth in such Annual Report on Form 10-K, such changes have been or will be reflected on subsequent Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such individuals in the proposed transaction will be included in the Joint Proxy Statement/Prospectus relating to the proposed transaction when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, Revolution Medicines’ website at www.revmed.com and EQRx’s website at www.eqrx.com.